UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. )

1.	Name of the Registrant: Willis Lease Finance Corporation
2.	Name of Person Relying on Exemption: Four Tree Island Advisory LLC
3.	Address of Person Relying on Exemption: 126 Daniel Street, Suite 120 Portsmouth, New Hampshire 03801
4.	Written Materials. The following written materials are attached: Press Release, dated May 18, 2026.

* * *

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Four Tree Island Advisory LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Four Tree Island Advisory LLC and its affiliates.

PLEASE NOTE: Four Tree Island Advisory LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Four Tree Island Notes Leading Independent Proxy Advisors Recommend Willis Lease Finance Stockholders Vote “AGAINST” Director and Executive Compensation Proposals at Upcoming Annual Meeting

Believes the Company’s Dramatic Underperformance Relative to its Closest Peer, Soaring SG&A Expenses and Pattern of Dilution also Warrants Opposition to Proposal 2

Calls on Stockholders to Send a Clear Message of Dissatisfaction by Opposing All Proposals Other than Ratification of Independent Auditor

PORTSMOUTH, N.H., May 18, 2026 (GLOBE NEWSWIRE) -- Four Tree Island Advisory LLC (“Four Tree Island”), a top-10 stockholder of Willis Lease Finance Corporation (NASDAQ:WLFC) (“WLFC” or the “Company”) based on public information, today announced that leading independent proxy advisory firms Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”) have recommended that stockholders vote AGAINST the election of Stephen Jones and approval of the Company’s executive compensation at the 2026 Annual Meeting of Stockholders scheduled to be held on May 26, 2026 (the “Annual Meeting”). Four Tree Island continues to urge fellow stockholders to vote AGAINST all proposals other than the ratification of the independent auditor.

In its report, ISS noted “unmitigated pay-for-performance misalignment,” “problematic one-time awards” and that “the chairman’s base salary is relatively high, annual bonuses are outsized and discretionary, with undisclosed performance goals.”1

Similarly, in its report, Glass Lewis noted that “shareholders may reasonably question the substantial one-off grants provided to Mr. Charles Willis for a multitude of reasons” and that “the aggregate value of the non-forfeited grants also provides cause for substantial concern.”2

As stockholders consider the Company’s May 15th letter seeking investor support at the Annual Meeting, we believe it is critical to look past the headline performance claims and focus on what is really driving results and dilution at WLFC.

1.	Revenue growth has come with negative operating leverage and outsized compensation

The Board points to revenue growth of roughly 160% over the last five years as evidence of “outstanding” performance. What it does not highlight is that, over the same period, EBITDA has increased only 89%, while SG&A – which is where stock-based and other compensation resides – has grown approximately 236%. In other words, compensation and overhead are growing dramatically faster than revenue and profits. This is not operating leverage in stockholders’ favor. It is management and the Willis family extracting value from the business through materially excessive, ever-expanding perquisites, equity and cash compensation.

1 Permission to quote ISS was neither sought nor received.

2 Permission to quote Glass Lewis was neither sought nor received.

2.	WLFC has severely lagged its most relevant peer, FTAI Aviation

The Board cites WLFC’s total shareholder return vs. the Russell 3000, but that benchmark obscures the real issue. There is one truly relevant public comparable for WLFC: FTAI Aviation (FTAI). Over the last three- and five-year periods (through the date of the Company’s May 15th letter), WLFC has dramatically underperformed FTAI’s total shareholder returns by approximately 431% and 629%, respectively. We continue to believe this stark underperformance is a direct result of poor corporate governance, entrenched family control and compensation practices that prioritize insiders over common stockholders.

3.	Proxy advisors’ support for the split does not cure governance and pay failures

The Board emphasizes that ISS and Glass Lewis have recommended in favor of the forward stock split and related increase in authorized shares, but that is only part of the story. First, we do not believe the proxy advisory firms have fully weighed the Company’s history of persistent, excessive dilution and stock-based compensation, or how the proposed increase in share authorization could further enable that pattern. Second, the Board conveniently omits that, as highlighted above, both ISS and Glass Lewis have recommended voting AGAINST the election of Stephen Jones and approval of the Company’s executive compensation. Glass Lewis further exposed the Company’s lack of efforts to address the stockholder concerns that led to low stockholder support for the say-on-pay proposal when it was last held three years ago. Rather than provide stockholders with regular input on its egregious pay practices – particularly those benefiting Willis family members – the Board continues to hold say-on-pay votes only once every three years, minimizing opportunities for stockholder dissent.

4.	The recent convertible debt offering is a costly and dilutive use of the capital structure

Proposal 2 would triple the number of authorized shares and give the Company greater capacity to dilute existing investors. Stockholders should view this in the context of the Company’s recent convertible note transaction. On May 13, 2026, WLFC’s stock closed at $211.67, prior to the pricing of the new convertible notes. Two trading days later, the stock closed at $180.03 – a decline of roughly 15%, representing about $255 million of lost market capitalization based on fully diluted shares. Layer on the $6 million underwriting fee and $0.9 million in additional offering expenses, the total negative impact to stockholders approaches $262 million.

The 5-year convertible notes feature a conversion price of $268.80 per share. Economically, WLFC has effectively signaled that it does not expect to grow intrinsic value per share by much more than 4.9% annually over the next five years; any compounded return above that level will drive conversion and result in dilution of approximately 9.3% of the current fully diluted share count. In addition, the presence of convertible arbitrage investors is likely to increase volatility in WLFC’s stock as they trade around hedge positions. We struggle to see how using scarce equity capacity and incurring roughly $262 million of value impact, primarily to pay down a revolving credit facility and potentially cultivate additional Wall Street research coverage, is an acceptable outcome for long-term stockholders.

Taken together, these realities paint a very different picture from the one presented in WLFC’s May 15th letter. Revenue growth has been accompanied by deteriorating operating leverage and runaway compensation, the stock has significantly underperformed its closest peer, governance and pay practices remain deeply misaligned with stockholder interests, and the Company has just completed a highly dilutive and value-destructive convertible note financing while asking investors to authorize a tripling of the share count.

Four Tree Island Advisory therefore continues to urge WLFC stockholders to vote AGAINST all proposals at the Annual Meeting, except the ratification of the independent auditor.

THIS COMMUNICATION IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY AND DOES NOT REQUEST OR SEEK THE POWER TO ACT AS A PROXY FOR ANY STOCKHOLDER. DO NOT SEND US YOUR PROXY CARD. FOUR TREE ISLAND IS NOT ASKING FOR YOUR PROXY CARD AND WILL NOT ACCEPT PROXY CARDS IF SENT. FOUR TREE ISLAND IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT.

Contact

Four Tree Island Advisory LLC

info@fourtreeislandadvisory.com

(603) 427-8053